Mail Stop 0308

							January 13, 2005


Scott Gallagher
Chief Executive Officer
FTS Group, Inc.
1049c Oxford Valley Rd.
Levittown, PA  19057


	RE:	FTS Group, Inc.
		Item 4.01 Form 8-K filed November 9, 2004 as amended
November 19, 2004
            	File No. 0-24829


Dear Mr. Gallagher:

	    We have reviewed the above referenced filings and have the following comments. We welcome any questions you may have about our comments. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. In your response to our November 16, 2004 comment letter you told us that as of November 19, 2004 you were unable to obtain the required letter from R.E. Bassie & Co. to be filed as Exhibit 16 to your Form 8-K. We note that you have not filed a further amendment with the required letter. Please either file the letter if you have received it or file an amendment to your Form 8-K stating that you have been unable to obtain such a letter. A brief explanation of what you have done to obtain the letter and the reason why you have been unable to obtain it, if known, should be included in your amended Form 8-K.

      Please file your amendment within five business days from the date of this letter. Any supplemental information provided should be filed on EDGAR as correspondence. Any questions regarding the above should be directed to me at (202) 942-1809, or in my absence, to Robert Benton at (202) 942-1811.

							Sincerely,



							Robert Burnett
						            Staff Accountant


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